UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 27 November, 2012

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE	27 NOVEMBER 2012

ALLIED IRISH BANKS, P.L.C. ("AIB")
INTERIM MANAGEMENT STATEMENT

UPDATE ON RESTRUCTURING

Substantial progress has been made in the second half of 2012 in restructuring the bank and implementing our revised strategy and cost efficiency initiatives to ensure a reduction in the bank's operating cost base of c. €0.4bn by 2014. The core business environment remains challenging although there is continued evidence of stabilisation.

■ Non core deleveraging of €17 billion has been achieved to the end of October 2012, which is 83% of the Central Bank of Ireland's end 2013 deleveraging target of €20.5bn. Overall cumulative discounts are within PCAR capital assumptions.

■ The design and build phase of our Mortgage Arrears Resolution Strategy is now through the pilot phase and our Mortgage and SME arrears strategies have been finalised. We have a dedicated unit working with customers in difficulty and we expect to make significant progress in the implementation of solutions for customers in difficulty in the next 6-12 months.

■ Internally, the bank's new organisational structure has been implemented, allowing staff to better engage with and support our business and retail customers while enabling the bank to implement necessary cost reduction measures.

■ Over 1,000 staff have departed AIB under the Voluntary Severance Programme, which includes an Early Retirement Scheme, with c.1,700 staff expected to have departed by the end of December 2012.  The minimum target of 2,500 voluntary staff departures is expected to be achieved by 2014.

■ In consultation with our staff and Unions we are implementing the Pay & Benefits changes announced in June. These announced measures include up to 15% pay cuts at senior levels, pay freezes at more junior levels and the transfer of all staff who are members of a Defined Benefit Pension scheme to a Defined Contribution Scheme.

■ 45 sub-office closures and 6 branch amalgamations in the Republic of Ireland will have been completed by end November, and 8 branches and 4 sub-offices will have closed in AIB UK by the end of December.  An additional 16 branches are expected to close in the Republic of Ireland in 2013. Additional services are being offered through An Post in affected areas.

TRADING & FUNDING UPDATE

■ Continued management focus on Net Interest Margin (NIM) has led to a reduction in overall pricing of our deposits in both the Irish and UK markets which, coupled with ongoing repricing of our loan assets has had a positive effect in arresting the decline in NIM. A further positive effect of product repricing is expected to flow through in 2013. However, the continued lower interest rate environment remains challenging, impacting yields earned on capital and free funds and the pace of deposit repricing.

■ The cost of the Eligible Liabilities Guarantee (ELG) is trending lower year on year as the quantum of covered liabilities continues to reduce following the withdrawal of AIB UK from the scheme in August 2012.  Liabilities covered by ELG stood at €32 billion at end of October compared to €40 billion at end December 2011. AIB is prepared for the expiry of the ELG.

■ Customer accounts continue to increase notwithstanding outflows of €1.4bn as a result of the announced closure of AIB's operations in Isle of Man and Channel Islands. Balances have increased across all business segments and AIB UK's withdrawal from the ELG has had a negligible overall effect on deposit balances.

■ Ongoing progress in deleveraging and growth in customer accounts has seen continued improvement in the loan to deposit ratio which reduced below 120% at the end of October (including loans held for sale) from 125% at end of June.  Arising from these balance sheets movements our reliance on ECB funding has continued to reduce since end June.

■ AIB notes the recent improvement in market sentiment towards Irish issuers.  The bank will re-engage with the market in a balanced and measured manner which is consistent with our strategy to ensure viable funding levels whilst building confidence with external investors.

■ We note Fitch's recent revision of the outlook on AIB Group's long term Issuer Default Rating from negative to stable.  This is the first positive revision for AIB in almost four years and is reflective of further signs of economic stabilisation.

■ We are ahead year to date, of both our SME lending target of €3.5bn set by the Government and our internal new mortgage lending target of €1bn.  We have sanctioned 23,040 credit facilities to SME customers to the value of
       €3.4bn and €1.1bn in lending to 5,922 mortgage customers in the year to date to September.  However, new customer lending demand remains muted in the current challenging economic environment and therefore overall credit growth is limited.

■ The intense focus on cost reduction and the benefits of the cost initiatives will predominantly be reflected in the 2013 cost base, reflecting timing and implementation of our cost saving actions.

ASSET QUALITY

■ Bad debt provisions for 2012 will materially reduce from elevated levels in 2011. Arrears in our Irish Mortgage and SME portfolios have increased, however the pace of increase in criticised loans is slowing.  Although economic conditions remain challenging, we have seen signs of a stabilisation in underlying economic indicators, including house prices.  We have materially accelerated the rate of engagement with customers in difficulty and are now providing forbearance and restructuring options to customers to ensure sustainable repayment schedules. c. 70% of mortgage customers with revised terms are adhering to the new conditions. The outlook for 2013 and beyond will be influenced by the domestic and international economic environment, however, we expect bad debt provisions to continue to trend lower year on year and to return to more normalised levels over time.

CAPITAL

■ AIB remains well capitalised, notwithstanding the continued impact of overall losses which is partially offset by a reduction in Risk Weighted Assets driven by a reduced balance sheet size. We continue to assess the impact of
       Basel III on capital ratios and are actively evaluating and developing a number of mitigating actions to protect regulatory capital.

-ENDS-

For further information please contact:

Enda Johnson	Niamh Hennessy
Head of Corporate Affairs & Strategy	Media Relations Manager
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-7726010	Tel: +353-1-7721382
email: enda.m.johnson@aib.ie	Email : niamh.n.hennnessy@aib.ie

Forward-looking statements

This update contains certain "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Exchange Act of 1934, as amended, regarding the belief or current expectations of the Group, AIB's Directors and other members of its senior management about the Group's financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group, including statements relating to possible future write-downs or impairments. In particular, certain statements with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'may', 'could', 'would, 'will, 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, capital position, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIB and are difficult to predict, that may cause actual results to differ materially from any future results of developments expressed or implied from the forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, economic conditions in Ireland and international economic and sector-specific conditions, including volatility in the financial markets; the default of a major market participant or negative developments affecting one or more Irish financial institutions; unfavourable economic and market conditions in the Irish property sector; the ability of AIB to access sufficient funding to meet regulatory requirements and its liquidity needs; the uncertainty over the terms of an extension to the eligible liabilities guarantee scheme (the "ELG Scheme") and the market reaction to the removal of government guarantees; changes in AIB's credit ratings or the sovereign ratings of Ireland and other countries; customer and counterparty credit quality; AIB's commitments and restrictions under the Credit Institutions (Financial Support) Scheme, the National Pensions Reserve Fund Commission Investment, the National Asset Management Agency bank asset acquisition programme and the ELG Scheme; non-trading interest rates; market risks, as well as risks related to interest rates, foreign exchange rates and commodity and equity prices; changes in applicable laws, regulations and taxes in jurisdictions in which AIB operates; risks related to the E.U. restructuring plan; the valuation of certain financial instruments; a change in control; natural and other disasters; and effective management of capital.

AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this update may not occur.

The forward-looking statements speak only as of the date of this update. Except as required by the Central Bank of Ireland, the Irish Stock Exchange,   or applicable law, AIB does not have any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, further events or otherwise. AIB expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this update or incorporated by reference to reflect any change in AIB's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date 27 November, 2012

By: ___________________

                                                                                                                                             Paul Stanley
             Acting Chief Financial Officer
     Allied Irish Banks, p.l.c.